LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

September 15, 2016

VIA EDGAR

Mr. Danilo Castelli

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LightInTheBox Holding Co., Ltd.
Registration Statement on Form F-3
File No. 333-212007

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), LightInTheBox Holding Co., Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-3 of the Registrant (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Washington, D.C. time, on September 16, 2016, or as soon as possible thereafter.  In this regard, the Registrant is aware of its obligations under the Act.  Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Daniel Fertig at Simpson Thacher & Bartlett, at +852 2514-7660.

The Registrant acknowledges that:

•            should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•            the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•            the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
LightInTheBox Holding Co., Ltd.

By:	/s/ Quji (Alan) Guo
Name:	Quji (Alan) Guo
Title:	Chairman and Chief Executive Officer